Canada Goose Reports First Quarter Fiscal 2024 Results
Revenue increased 21% year-over-year to $84.8 million
DTC comparable sales1 grew 28% year-over-year
Reiterates full year fiscal 2024 guidance

Toronto - Aug 3, 2023 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS), a global performance luxury and lifestyle brand, announced today financial results for the first quarter of fiscal 2024, which ended July 2, 2023. All amounts are in Canadian dollars unless otherwise indicated.
“We had a strong start to the year, with first quarter results reflecting solid demand for our brand, especially as more customers shop directly with us,” said Dani Reiss, Chairman and CEO of Canada Goose. “We remain focused on our growth pillars to drive results over the long-term. In the first quarter, we welcomed more new customers across every market into our expanding global retail network, and we continued to see product categories like apparel and accessories resonate with our customers.”

First Quarter Fiscal 2024 Financial Highlights2:
▪Total revenue increased 21% to $84.8m compared to the prior year, up 18% on a constant currency basis3.
•DTC revenue grew 60% or 54% on a constant currency basis3, driven by growth of in-store retail sales. Sales from DTC channels increased as part of the total revenue mix to 66% from 50% in the same reporting period last year. DTC comparable sales1 increased 28% year-over-year.

•Wholesale revenue decreased 18% or 19% on a constant currency basis3, consistent with our expectations, due to continued streamlining of wholesale relationships as we optimize for greater DTC sales within our channel mix, partially offset by earlier shipments of orders to wholesale customers.

•Revenue grew by 24% in North America, 52% in Asia Pacific, and was down 7% in EMEA4. The decrease in EMEA revenue year-over-year was primarily due to the decline in wholesale revenue, which was in line with expectations, partially offset by an increase in DTC revenue.

▪Gross profit grew 29% to $55.2m, compared to the prior year. Gross margin for the quarter expanded to 65.1% compared to 61.1% in the first quarter of fiscal 2023, primarily due to a higher mix of DTC channel sales, pricing, and favourable product mix from the sale of higher margin styles within Heavyweight Down and non-Heavyweight Down categories, partially offset by higher products costs due to higher input cost inflation.

▪Selling, general and administrative (SG&A)5 expenses were $154.9m, compared to $124.9m in the comparable period last year. The increase in SG&A was primarily due to our investments in initiatives to improve long-term operational efficiency through our Transformation Program and new store openings, including the annualization of store openings in fiscal 2023.
1 DTC Comparable sales is a supplementary financial measure. See "Non-IFRS Financial Measures and Other Specified Financial Measures" for more information.
2 Comparisons to first quarter ended July 3, 2022.
3 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
4 EMEA comprises Europe, the Middle East, Africa, and Latin America.
5 Certain comparative figures have been reclassified to conform with current year presentation. Foreign exchange gains and losses related to the term loan, net of hedging, which were presented in SG&A expenses in the first quarter ended July 3, 2022, are now reflected in the presentation of net interest, finance and other costs.

▪Operating loss6 was $(99.7)m, compared to $(82.2)m in the first quarter of fiscal 2023. The increase in operating loss was attributable to higher SG&A costs, partially offset by higher gross profit.

▪Adjusted EBIT6, 7 was $(91.1)m, compared to $(75.9)m in the first quarter of fiscal 2023.

▪Net loss was $(85.0)m, or $(0.78) per basic share, compared with a net loss of $(63.6)m, or $(0.59) per basic share for the first quarter of fiscal 2023.

▪Adjusted net loss7 was $(73.1)m, or $(0.70) per basic share, compared with an adjusted net loss of $(58.8)m, or $(0.56) per basic share for the first quarter of fiscal 2023.

Revenue By Segment

	First quarter ended		$ Change			% Change
CAD $ millions	July 2, 2023	July 3, 2022	As reported	Foreign exchange impact	In constant currency[8]	As reported	In constant currency[8]
DTC	55.8	34.8	21.0	(2.2)	18.8	60.3%	54.0%
Wholesale	27.1	33.2	(6.1)	(0.2)	(6.3)	(18.4)%	(19.0)%
Other	1.9	1.9	—	—	—	—%	—%
Total revenue	84.8	69.9	14.9	(2.4)	12.5	21.3%	17.9%

Revenue by Geography

	First quarter ended		$ Change			% Change
CAD $ millions	July 2, 2023	July 3, 2022	As reported	Foreign exchange impact	In constant currency[8]	As reported	In constant currency[8]
Canada	23.5	17.9	5.6	—	5.6	31.3%	31.3%
United States	18.1	15.7	2.4	(1.2)	1.2	15.3%	7.6%
North America	41.6	33.6	8.0	(1.2)	6.8	23.8%	20.2%
Asia Pacific	24.5	16.1	8.4	(1.5)	6.9	52.2%	42.9%
EMEA	18.7	20.2	(1.5)	0.3	(1.2)	(7.4)%	(5.9)%
Total revenue	84.8	69.9	14.9	(2.4)	12.5	21.3%	17.9%

Balance Sheet Highlights

Inventory was $522.1m for the first quarter ended July 2, 2023, up 3% from the first quarter ended July 3, 2022, with decelerating year-over-year growth compared to the fourth quarter of fiscal 2023. This was due to closer alignment between supply and anticipated demand and moving greater production to our own facilities.

During the first quarter of fiscal 2024, the Company repurchased 1,156,959 subordinate voting shares for a total cash consideration of $26.3m, ending the quarter with a cash balance of $48.0m, compared with $81.8m at first quarter ended July 3, 2022.

6 Certain comparative figures have been reclassified to conform with current year presentation. Foreign exchange gains and losses related to the term loan, net of hedging, which were presented in SG&A expenses in the first quarter ended July 3, 2022, are now reflected in the presentation of net interest, finance and other costs.
7 Adjusted EBIT and adjusted net loss are non-IFRS financial measures, and adjusted net loss attributable to shareholders of the Company and adjusted net loss per basic and diluted share attributable to the shareholders of the Company are non-IFRS financial ratios. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
8 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

First Quarter Fiscal 2024 Business Highlights

During our first quarter, Canada Goose continued to engage consumers through our innovative products and customer experiences. Notable business highlights from our first quarter included the following:

▪Opened three new permanent stores, including one store in EMEA (Dublin, Ireland) and two in North America (Las Vegas, Nevada and Bellevue, Washington), bringing our total permanent store count to 54 at the end of the first quarter. We also reimagined and relocated the Beijing Sanlitun Flagship Store, opening our largest square footage store in the world. This Flagship store offers customers a truly authentic Canada Goose brand experience, featuring Canadian art, a VIP lounge, and our Snow Room. In July, we opened a permanent store at the Beverly Center in Los Angeles.

▪DTC non-Heavyweight Down sales this quarter was higher than total DTC revenue for the same period last year. Customer demand for apparel increased year-over-year and it was one of our fastest growing categories. The Hybridge Knit Jacket, Chilliwack Fleece Bomber, and the Hybridge Hoody topped our list as the best-selling pieces in the Apparel category during the quarter.

Subsequent to First Quarter Fiscal 2024

▪Launched our first-ever sneaker line, the Glacier Trail, delivering ultra-versatile performance and year-round relevance while meeting the needs of the modern explorer. This is an expansion of our footwear category, which we introduced in November 2021.

▪Expanded Generations, our recommerce platform, to Canada, giving more consumers the opportunity to shop and trade pre-loved Canada Goose products on an authorized reselling platform and was initially launched in the USA in January 2023. Generations keeps our products in circulation and extends their lifetime, directly supporting the company's Sustainable Impact Strategy.

▪Received the 2023 Glossy Fashion Award in three separate categories: Best CSR Initiative, Best In-Store Experience and Best Fashion Brand of the Year. We were also named the 2023 Social Innovator of the Year by Positive Luxury in April 2023.

▪Published our 2023 ESG report, which provides an update on our strategy, performance, and community relationships during the fiscal year. Key highlights include:

•Reduced scope 1 and scope 2 carbon emissions by nearly 45% year-over-year by retrofitting our manufacturing plants and investing in global renewable energy credits;

•Transitioned over 75% of materials to Preferred Fibres and Materials (PFMs), including those that are recycled, organic, natural, bio-degradable and plant-based, and achieved our bluesign® commitment early, certifying that our products are safe for the environment, workers, and customers; and,

•Published our Human Rights Commitment outlining our responsibility to respecting and safeguarding the fundamental human rights of anyone who engages with the company, directly or indirectly.

Fiscal 2024 Full Year and Q2 Outlook98

The following outlook constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. The purpose of this outlook is to provide a description of management's expectations regarding the Company's annual financial performance and may not be
98The Company is not able to provide, without unreasonable effort, a reconciliation of the guidance for non-IFRS adjusted EBIT and non-IFRS adjusted net income per diluted share to the most directly comparable IFRS measure because the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments included in the most directly comparable IFRS measure that would be necessary for such reconciliations, including (a) income tax related accruals in respect of certain one-time items (b) the impact of foreign currency exchange and (c) non-recurring expenses that cannot reasonably be estimated in advance. These adjustments are inherently variable and uncertain and depend on various factors that are beyond the Company's control and as a result it is also unable to predict their probable significance. Therefore, because management cannot estimate on a forward-looking basis without unreasonable effort the impact these variables and individual adjustments will have on its reported results in accordance with IFRS, it is unable to provide a reconciliation of the non-IFRS measures included in its fiscal 2024 guidance.

appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Canada Goose’s control. Please see "Forward-looking Statements" below for more information.

For fiscal 2024, we expect:

•Total revenue of $1.4b to $1.5b
•Non-IFRS adjusted EBIT of $210m to $240m, representing a margin of 15% to 16%
•Non-IFRS adjusted net income per diluted share of $1.20 to $1.48

For the second quarter of fiscal 2023, we expect:

•Total revenue of $270m to $290m
•Non-IFRS EBIT loss of $(30)m to $(20)m
•Non-IFRS adjusted net loss per basic share of $(0.24) to $(0.17)

This outlook is based on a number of assumptions for fiscal 2024, including the following:

•The macro-economic environment does not materially worsen in any of the Company’s geographies.
•DTC revenue in the mid-to-high 70s as a percentage of total revenue, driven by mid single digits to mid teens comparable sales growth and continued channel expansion.
•Approximate % of fiscal 2024 total revenue by quarter: Q2 20%, Q3 50%, Q4 25%.
•Wholesale revenue decline of 6% (including revenue offsets from travel retail locations) reflective of the continued editing of our wholesale door count (-6%) and expansion of retail store network.
•16 permanent retail stores to open which we expect to be fully operational in the second half of the year, concentrated in Mainland China, the USA and Japan.
•Gross margin in the high 60s as a % of total revenue, with DTC and wholesale gross margins in the mid 70s and mid to high 40s, respectively.
•No benefits included from the Transformation Program in fiscal 2024.
•Effective tax rate in the low 20s as a percentage of income before taxes for fiscal 2024.
•Weighted average diluted shares outstanding of 106.3m for fiscal 2024.
Our Q2 fiscal 2024 outlook also assumes:

•DTC channel growth from existing and new stores along with modest e-commerce growth, to be offset by the earlier timing of wholesale shipments that took place in Q1 fiscal 2024 instead of Q2 fiscal 2024 and continued streamlining of wholesale relationships.
•SG&A costs associated with a larger DTC network, timing of marketing spending planned for Q2 of fiscal 2024 compared to Q1 in fiscal 2023, and a larger operating cost base.

Conference Call Information

The Company will host the conference call at 8:30 a.m. Eastern Standard Time on August 3, 2023. The conference call can be accessed by using the following link: https://register.vevent.com/register/BI11ceaedeef0a4e209f37d422f8eb8475. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.
About Canada Goose
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to our fiscal 2024 full year and first quarter financial outlook, the execution of our proposed strategy including retail footprint expansion and new product offerings, early leading indicators and impacts for ongoing fiscal periods, and our operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release, including, without limitation, our fiscal 2024 full year and second quarter financial outlook and the related assumptions included herein is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and their evolution, and are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our Management's Discussion and Analysis ("MD&A") as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended April 2, 2023. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Investors: ir@canadagoose.com
Media: media@canadagoose.com

Condensed Consolidated Interim Statements of Loss
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	First quarter ended
	July 2, 2023	July 3, 2022
		Reclassified
	$	$

Revenue	84.8	69.9
Cost of sales	29.6	27.2
Gross profit	55.2	42.7
Selling, general & administrative expenses	154.9	124.9
Operating loss	(99.7)	(82.2)
Net interest, finance and other costs	14.5	5.9
Loss before income taxes	(114.2)	(88.1)
Income tax recovery	(29.2)	(24.5)
Net loss	(85.0)	(63.6)

Attributable to:
Shareholders of the Company	(81.1)	(62.4)
Non-controlling interest	(3.9)	(1.2)
Net loss	(85.0)	(63.6)

Loss per share attributable to shareholders of the Company
Basic and diluted	$(0.78)	$(0.59)

Condensed Consolidated Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	July 2, 2023	July 3, 2022	April 2, 2023
Assets	$	$	$
Current assets
Cash	48.0	81.8	286.5
Trade receivables	50.9	48.2	50.9
Inventories	522.1	504.7	472.6
Income taxes receivable	6.6	4.8	0.9
Other current assets	76.9	52.4	52.3
Total current assets	704.5	691.9	863.2

Deferred income taxes	92.5	73.9	67.5
Property, plant and equipment	172.0	110.5	156.0
Intangible assets	133.1	134.7	135.1
Right-of-use assets	281.3	253.2	291.8
Goodwill	62.8	64.7	63.9
Other long-term assets	12.3	17.8	12.5
Total assets	1,458.5	1,346.7	1,590.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	178.6	165.6	195.6
Provisions	16.3	16.2	21.6
Income taxes payable	9.6	13.2	31.5
Short-term borrowings	48.4	30.8	27.6
Current portion of lease liabilities	75.3	59.9	76.1
Total current liabilities	328.2	285.7	352.4

Provisions	34.2	30.2	36.5
Deferred income taxes	12.3	18.3	16.4
Term loan	383.0	377.1	391.6
Lease liabilities	252.6	230.6	258.7
Other long-term liabilities	62.6	52.9	56.9
Total liabilities	1,072.9	994.8	1,112.5

Equity
Equity attributable to shareholders of the Company	381.9	342.4	469.5
Non-controlling interests	3.7	9.5	8.0
Total equity	385.6	351.9	477.5
Total liabilities and equity	1,458.5	1,346.7	1,590.0

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

	First quarter ended
	July 2, 2023	July 3, 2022
	$	$
Operating activities
Net loss	(85.0)	(63.6)
Items not affecting cash:
Depreciation and amortization	29.2	25.8
Income tax recovery	(29.2)	(24.5)
Interest expense	7.4	7.0
Foreign exchange (gain) loss	(4.7)	2.1
Gain on disposal of assets	(0.1)	—
Share-based payment	2.5	2.7
Remeasurement of put option	8.1	—
Remeasurement of contingent consideration	(1.0)	—
	(72.8)	(50.5)
Changes in non-cash operating items	(98.9)	(123.5)
Income taxes paid	(30.1)	(16.2)
Interest paid	(7.5)	(6.7)
Net cash used in operating activities	(209.3)	(196.9)
Investing activities
Purchase of property, plant and equipment	(5.2)	(2.5)
Investment in intangible assets	(0.2)	(1.1)
Initial direct costs of right-of-use assets	(0.3)	(0.1)
Net cash inflow from business combination	—	2.8
Net cash used in investing activities	(5.7)	(0.9)
Financing activities
Mainland China Facilities borrowings	12.6	4.6
Japan Facility borrowings	8.3	3.9
Term loan repayments	(1.0)	(1.0)
Subordinate voting shares purchased and cancelled under NCIB	(27.5)	—
Principal payments on lease liabilities	(13.4)	(13.8)
Net cash used in financing activities	(21.0)	(6.3)
Effects of foreign currency exchange rate changes on cash	(2.5)	(1.8)
Decrease in cash	(238.5)	(205.9)
Cash, beginning of period	286.5	287.7
Cash, end of period	48.0	81.8

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net loss and constant currency revenue and certain non-IFRS ratios such as, adjusted EBIT margin, adjusted net loss attributable to shareholders of the Company and adjusted net loss per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A for the first quarter of fiscal 2024 under “Non-IFRS Financial Measures and Other Specified Financial Measures. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” and, in the case of constant currency revenue, under “Revenue”.
This press release also includes DTC comparable sales growth which is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net loss to adjusted EBIT and adjusted net loss attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.
Beginning with the third quarter of fiscal 2023, we no longer include pre-store opening costs in the reconciliation of net loss to adjusted EBIT and adjusted net loss attributable to shareholders of the Company, as we believe these costs are a part of our operating base as we accelerate new store openings. Comparable periods have been restated to reflect this change.
Beginning with the first quarter of fiscal 2024, foreign exchange gains and losses related to the term loan, net of hedging, are now reflected in the presentation of net interest, finance and other costs, which was previously presented in SG&A expenses.

	First quarter ended
CAD $ millions	July 2, 2023	July 3, 2022
Net loss	(85.0)	(63.6)
Add (deduct) the impact of:
Income tax recovery	(29.2)	(24.5)
Net interest, finance and other costs	14.5	5.9
Operating loss	(99.7)	(82.2)
Net temporary store closure costs (a)	—	2.2
Head office transition costs (c)	0.8	1.7
Japan Joint Venture costs (e)	—	1.4
Strategic initiatives (g)	7.8	—
Legal proceeding costs (h)	—	1.0
Total adjustments	8.6	6.3
Adjusted EBIT	(91.1)	(75.9)
Adjusted EBIT margin	(107.4)%	(108.6)%

	First quarter ended
CAD $ millions	July 2, 2023	July 3, 2022
Net loss	(85.0)	(63.6)
Add (deduct) the impact of:
Net temporary store closure costs (a) (b)	—	2.2
Head office transition costs (c) (d)	1.2	2.1
Japan Joint Venture costs (e)	—	1.4
Japan Joint Venture remeasurement loss on contingent consideration and put option (f)	7.1	—
Strategic initiatives (g)	7.8	—
Legal proceeding costs (h)	—	1.0
Unrealized foreign exchange gain on Term Loan Facility (i)	(2.2)	(1.5)
Deferred tax adjustment (j)	(0.5)	—
Total adjustments	13.4	5.2
Tax effect of adjustments	(1.8)	(1.3)
Adjusted net loss	(73.4)	(59.7)
Adjusted net loss attributable to non-controlling interest (k)	0.3	0.9
Adjusted net loss attributable to shareholders of the Company	(73.1)	(58.8)
Weighted average number of basic shares outstanding	103,710,762	105,234,474
Adjusted net loss per basic share attributable to shareholders of the Company	$(0.70)	$(0.56)
(a)Net temporary store closure costs of $nil were incurred in the first quarter ended July 2, 2023 (first quarter ended July 3, 2022 - $2.2m).
(b)Net temporary store closure costs incurred in (a) as well as $nil of interest expense on lease liabilities for temporary store closures for the first quarter ended July 2, 2023 (first quarter ended July 3, 2022 - less than $0.1m).
(c)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.

(d)Corporate head office transition costs incurred in (c) as well as $0.4m of interest expense on lease liabilities for the first quarter ended July 2, 2023 (first quarter ended July 3, 2022 - $0.4m).
(e)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(f)Changes to the fair value remeasurement of the contingent consideration and put option liability related to the Japan Joint Venture. During the first quarter ended July 2, 2023, the Company recorded a gain of $(1.0)m and a loss of $8.1m on fair value remeasurement of the contingent consideration and put option, respectively (first quarter ended July 3, 2022 - $nil and $nil, respectively). These gains and losses are included in net interest, finance and other costs within the interim statements of loss.
(g)Relates to engagement fees incurred in connection with our Transformation Program.
(h)Costs for legal proceeding fees including for the defence of class action lawsuits.
(i)Unrealized gains and losses on the translation of the term loan from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs were previously presented in SG&A expenses, are now reflected in the presentation of net interest, finance and other costs.
(j)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(k)Calculated as net loss attributable to non-controlling interest within the interim statements of loss of $3.9m less $(3.6)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the first quarter ended July 2, 2023. Net loss attributable to non-controlling interest within the interim statements of loss of $1.2m less $(0.3)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the first quarter ended July 3, 2022.